June 17, 2016

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 14 to the Registrant’s Registration Statement. The purpose of this filing is to register shares of the Anchor Alternative Equity VP, Anchor Tactical Municipal Bond VP, the Anchor Tactical Real Estate VP, and Anchor Tactical Credit Strategies VP, each a series of the Registrant.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins

803664.10